Exhibit 99.1

FIRST QUARTER REPORT	MARCH 31, 2015

Dear Unitholders:

Net income for the three months ended March 31, 2015 was $58.7 million ($0.63 per unit), compared to $42.1 million ($0.45 per unit) during the same period in 2014. Equity per unit increased to $33.51 per unit from $33.19 per unit at the end of 2014.

Funds from operations was $37.1 million ($0.40 per unit) for the three months ended March 31, 2015, compared to $40.9 million ($0.44 per unit) during the same period in 2014. Adjusted funds from operations was $28.6 million ($0.31 per unit) for the three months ended March 31, 2015, compared to $39.7 million ($0.43 per unit) during the same period in 2014.

Net operating income from commercial properties decreased by $4.8 million to $63.8 million for the three months ended March 31, 2015, compared to $68.6 million during the same period in 2014. Same-property net operating income decreased to $64.1 million, $2.2 million below the same period in 2014.

HIGHLIGHTS FOR THE FIRST QUARTER

Brookfield Canada Office Properties (the “Trust” or “BOX”) leased 277,000 square feet of space, at an average net rent of $29 per square foot compared to an average expiring net rent of $29 per square foot. The Trust’s occupancy rate finished the quarter at 95.0%. This compares favourably with the Canadian national average of 90.5%.

Leasing highlights from the first quarter include:

•	220,000 square feet in Toronto

Bay Adelaide West

-	A 15-year, 23,000-square-foot new lease with Filion Wakely
-	A five-year, 11,000-square-foot new lease with IRESS Holdings Ltd.
-	A five-year, 11,000-square-foot new lease with Trisura Guarantee Investment Company

Queen's Quay Terminal

-	A six-year, 15,000-square-foot new lease with Wind Mobile
-	A six-year, 13,000-square-foot renewal with CIT Financial Ltd.

Other

-	A five-year, 25,000-square-foot renewal with Air Canada at 2 Queen St. East
-	A 10-year, 16,000-square-foot renewal with Consulate Federal Republic of Germany at Hudson’s Bay Centre
-	A 10-year, 16,000-square-foot new lease with DRI Capital Inc. at First Canadian Place
-	A 10-year, 12,000-square-foot new lease with Société Générale at Exchange Tower

Construction continues on schedule at the Bay Adelaide East and Brookfield Place Calgary East development projects. At Bay Adelaide East, the tower curtain wall has been installed to level 43. The mechanical and electrical work is nearing completion with the podium and floors 2-19 turned over to Deloitte LLP for fit-out. Bay Adelaide East is currently 69% pre-leased and is on target to be completed in late 2015.

At Brookfield Place Calgary East, the ground floor slab under the tower footprint is complete with the tower core poured up to level 9. The project is currently 71% pre-leased to anchor tenant Cenovus and is on target to be completed in late 2017.

2	Q1/2015 Interim Report

DISTRIBUTION DECLARATION

The Board of Trustees of Brookfield Canada Office Properties announced a distribution of $0.1033 per Trust unit payable on May 15, 2015 to holders of Trust Units of record at the close of business on April 30, 2015.

OUTLOOK

“Our primary focus remains maintaining portfolio occupancy and further increasing pre-let levels at our two active development projects as the growth path of our business continues to take shape,” said president and chief executive officer Jan Sucharda. “We have a keen eye on managing our business to sustain economic headwinds, and have positioned our investments to mitigate any near-term risks associated with depressed oil pricing and other macroeconomic factors.”

Jan Sucharda

President and Chief Executive Officer

April 20, 2015

Brookfield Canada Office Properties	3

Portfolio by City

Brookfield Canada Office Properties’ portfolio is composed of interests in 27 premier office properties totaling 20.4 million square feet, including 4.0 million square feet of parking and other. Landmark properties include Brookfield Place Toronto and First Canadian Place in Toronto and Bankers Hall in Calgary. Our development portfolio consists of 980,000 square feet and 1.4 million square feet in the downtown cores of Toronto and Calgary, respectively.

(Square feet in 000’s)	Number of Properties	Leased %	Office	Retail	Leasable Area	Parking and Other	Total	Ownership Interest %	Owned Interest
TORONTO
Brookfield Place Toronto
Bay Wellington Tower	1	96.7%	1,297	44	1,341	68	1,409	100%	1,409
Retail & Parking(1)	1	92.5%	-	52	52	503	555	56%	308
First Canadian Place	1	89.7%	2,383	229	2,612	220	2,832	25%	708
Bay Adelaide West	1	90.3%	1,157	32	1,189	409	1,598	100%	1,598
Exchange Tower	1	93.4%	961	66	1,027	203	1,230	50%	615
Hudson's Bay Centre	1	97.0%	532	213	745	175	920	100%	920
2 Queen St. East	1	100.0%	448	16	464	71	535	25%	134
Queen’s Quay Terminal	1	94.3%	429	54	483	28	511	100%	511
105 Adelaide St. West	1	99.9%	177	7	184	31	215	100%	215
HSBC Building	1	99.8%	194	-	194	34	228	100%	228
22 Front St. West	1	99.9%	136	7	143	1	144	100%	144
	11	93.4%	7,714	720	8,434	1,743	10,177		6,790
OTTAWA
Place de Ville I	2	89.6%	571	11	582	364	946	25%	237
Place de Ville II	2	93.9%	597	12	609	330	939	25%	235
Jean Edmonds Towers	2	99.8%	544	10	554	108	662	25%	166
	6	94.3%	1,712	33	1,745	802	2,547		638
CALGARY
Bankers Hall	3	94.9%	1,940	222	2,162	481	2,643	50%	1,322
Bankers Court	1	100.0%	256	7	263	70	333	50%	167
Suncor Energy Centre	2	100.0%	1,708	25	1,733	349	2,082	50%	1,041
Fifth Avenue Place	2	99.4%	1,428	49	1,477	294	1,771	50%	886
	8	97.9%	5,332	303	5,635	1,194	6,829		3,416
VANCOUVER
Royal Centre	1	91.1%	488	93	581	260	841	100%	841
OTHER
Merivale Place, Nepean	1	100.0%	—	3	3	—	3	100%	3
TOTAL COMMERCIAL PROPERTIES	27	95.0%	15,246	1,152	16,398	3,999	20,397		11,688

DEVELOPMENT
TORONTO
Bay Adelaide East(2)	1	69.0%	980	—	980	—	980	100%	980
CALGARY
Brookfield Place Calgary East(2)	1	71.4%	1,400	—	1,400	—	1,400	100%	1,400
TOTAL DEVELOPMENT PROPERTIES	2		2,380	—	2,380	—	2,380		2,380
TOTAL PORTFOLIO	29		17,626	1,152	18,778	3,999	22,777		14,068

(1)	Brookfield Canada Office Properties owns a 50% interest in the retail operations and is entitled to a 56% interest in the parking operations.

(2)	The developments were acquired on an “as-if-completed-and-stabilized basis” as described on page 12 of the MD&A under Commercial Developments.

4	Q1/2015 Interim Report

Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS	76

PART II – FINANCIAL STATEMENT ANALYSIS	13

PART III – RISKS AND UNCERTAINTIES	33

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES	37

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	38

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	42

UNITHOLDER INFORMATION	49

Brookfield Canada Office Properties	5

FORWARD-LOOKING STATEMENTS

This interim report to unitholders, particularly the section entitled Management’s Discussion and Analysis of Financial Results, contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the Trust’s operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for the Canadian economy for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although the Trust believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Trust, which may cause the actual results, performance or achievements of the Trust to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in Canada; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance the Trust’s business; the behavior of financial markets, including fluctuations in interest rates; equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to the Trust’s insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in the Trust’s documents filed with the securities regulators in Canada and the United States.

Caution should be taken that the foregoing list of important factors that may affect future results is not exhaustive. When relying on the Trust’s forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

6	Q1/2015 Interim Report

Management’s Discussion and Analysis of Financial Results

April 20, 2015

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION

Financial data included in this Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2015, includes material information up to April 20, 2015. Financial data provided has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar references, unless otherwise stated, are in millions of Canadian dollars except per unit amounts. Amounts in U.S. dollars are identified as “US$.”

Brookfield Canada Office Properties (“BOX,” the “Trust,” “we”, “our” or “us” ) was formed in connection with the reorganization of BPO Properties Ltd. (“BPP”), a wholly-owned subsidiary of Brookfield Office Properties Inc. (“BPO” or “Brookfield Office Properties”), on May 1, 2010, in which BPP’s directly owned office assets were transferred to the Trust. In connection with the reorganization, the Trust also acquired BPO’s interest in Brookfield Place Toronto, which includes Bay Wellington Tower and partial interests in the retail concourse and parking operations.

On December 1, 2011, we acquired from BPO, a 25% interest in nine office assets from its Canadian Office Fund portfolio totaling 6.5 million square feet in Toronto and Ottawa. On July 11, 2013, we acquired Bay Adelaide East from BPO totaling 980,000 square feet in Toronto and on October 14, 2014, we acquired Brookfield Place Calgary East from BPO totaling 1.4 million square feet in Calgary.

The following discussion and analysis is intended to provide readers with an assessment of the performance of BOX over the past two years as well as our financial position and future prospects. It should be read in conjunction with the condensed consolidated interim financial statements and appended notes, which begin on page 30 of this report. In Part II – Financial Statement Analysis, we review our operating performance and financial position as presented in our financial statements prepared in accordance with IFRS.

We included our discussion of operating performance on an IFRS basis beginning on page 19 of the MD&A followed by a discussion of non-IFRS measures. Included in non-IFRS measures are commercial property net operating income, funds from operations, and adjusted funds from operations on a total and per-unit basis. Commercial property net operating income, funds from operations and adjusted funds from operations do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. We define commercial property net operating income as income from commercial property operations after direct property operating expenses, including property administration costs, have been deducted but prior to deducting or including interest expense, general and administrative expenses, and fair value gains (losses). We define funds from operations as net income prior to transaction costs, fair value gains (losses), and certain other non-cash items. Adjusted funds from operations is defined by us as funds from operations net of second-generation leasing commissions and tenant improvements, maintaining value capital expenditures, and straight-line rental income.

Commercial property net operating income is an important measure that both investors and management use to assess operating performance of our commercial properties, and funds from operations is a widely used measure in analyzing the performance of real estate. Adjusted funds from operations is a measure used to assess an entity’s ability to pay distributions. We provide the components of commercial property net operating income, a reconciliation of net income to commercial property net operating income, a full reconciliation of net income to funds from operations and adjusted funds from operations, and a reconciliation of cash generated from operating activities to adjusted funds from operations beginning on page 23.

Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldcanadareit.com or at www.sedar.com or www.sec.gov.

Brookfield Canada Office Properties	7

OVERVIEW OF THE BUSINESS

BOX is a publicly traded, real estate investment trust listed on the Toronto and New York stock exchanges under the symbol BOX.UN and BOXC, respectively.

The Trust invests, develops and operates commercial office properties in Toronto, Ottawa, Calgary, and Vancouver.

At March 31, 2015, the carrying value of BOX’s total assets was $5,986.1 million. During the three months ended March 31, 2015, we generated $58.7 million of net income ($0.63 per unit), $37.1 million of funds from operations ($0.40 per unit), and $28.6 million of adjusted funds from operations ($0.31 per unit).

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FINANCIAL HIGHLIGHTS

BOX’s financial results are as follows:

	Three months ended Mar. 31
(Millions, except per-unit amounts)	2015	2014
Results of operations
Commercial property revenue	$127.6	$125.6
Net income	58.7	42.1
Funds from operations(1)	37.1	40.9
Adjusted funds from operations(1)(2)	28.6	39.7
Distributions	28.9	27.3
Per unit amounts – attributable to unitholders
Net income	0.63	0.45
Funds from operations(1)	0.40	0.44
Adjusted funds from operations(1)(2)	0.31	0.43
Distributions	0.31	0.29

(Millions, except per-unit amounts)	Mar. 31, 2015	Dec. 31, 2014
Balance sheet data
Total assets	$5,986.1	$5,943.4
Investment properties	5,912.7	5,802.4
Investment property and corporate debt	2,662.7	2,649.7
Total equity	3,126.5	3,096.3
Total equity per unit	33.51	33.19

(1)	Non-IFRS measure. Refer to description of non-IFRS measures and reference to reconciliation to comparable IFRS measures beginning on page 21.

(2)	Based on actual leasing commissions, tenant improvements and maintaining value capital expenditures incurred.

COMMERCIAL PROPERTY OPERATIONS

Our strategy to own premier properties in high-growth, and in many instances supply-constrained markets with high barriers to entry, has created one of Canada’s most distinguished portfolios of office properties. Our commercial-property portfolio consists of interests in 27 properties totaling 20.4 million square feet, including 4.0 million square feet of parking and other. Our development portfolio consists of the Bay Adelaide East development site totaling 980,000 square feet in Toronto and the Brookfield Place Calgary East development site totaling 1.4 million square feet in Calgary. Our markets are the financial, government and energy sectors in the cities of Toronto, Ottawa, Calgary, and Vancouver. Our strategy is concentrating operations within a select number of Canadian gateway cities with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.

Gross Leasable Area by City as of March 31, 2015	Gross Leasable Area by Tenant Base as of March 31, 2015

Brookfield Canada Office Properties	9

We remain focused on the following strategic priorities:

•	Realizing value from our investment properties through proactive leasing initiatives;
•	Prudent capital management, including the refinancing of mature investment properties; and
•	Acquiring high-quality investment properties in our primary markets for value when opportunities arise.

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The following table summarizes our commercial property portfolio by region as at March 31, 2015:

Region	Number of Properties	Total Area (000’s Sq. Ft.)	BOX’s Owned Interest (000’s Sq. Ft.)	Fair Value (Millions)	Fair Value Per Sq. Ft.	Debt(1) (Millions)	Net Book Equity(2) (Millions)
Commercial properties
Eastern region	18	12,727	7,431	$3,169.9	$427	$1,389.1	$1,780.8
Western region	9	7,670	4,257	1,994.7	469	898.3	1,096.4
Total	27	20,397	11,688	$5,164.6	$442	$2,287.4	$2,877.2

(1)	Excludes debt associated with our development properties and corporate debt.

(2)	Represents fair value less debt and excludes working capital and is a non-IFRS measure.

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 500,000 square feet of space in the portfolio include government and related agencies, Suncor Energy Inc., Bank of Montreal, Imperial Oil and Canadian Natural Resources. A detailed list of major tenants is included in Part III (“Risks and Uncertainties”) of this MD&A, beginning on page 26.

Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall re-tenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between five and 10-year terms. As a result of this strategy, approximately 5.8% of our leases, on average, mature annually up to 2020. Our average lease term is eight years.

The following is a breakdown of lease maturities by region with associated in-place rental rates on our commercial properties:

	Total Portfolio			Toronto, Ontario			Ottawa, Ontario
			Net Rent			Net Rent			Net Rent
	000's		per	000's		per	000's		Per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	823	5.0		553	6.6		99	5.7
2015	335	2.0	$35	266	3.1	$35	7	0.4	$20
2016	1,344	8.2	22	352	4.2	28	586	33.6	16
2017	583	3.6	32	501	5.9	33	7	0.4	24
2018	788	4.8	34	616	7.3	32	3	0.2	20
2019	935	5.7	29	701	8.3	28	86	4.9	23
2020	1,499	9.1	34	1,151	13.6	32	9	0.5	27
2021	1,197	7.3	30	502	6.0	35	565	32.4	23
2022 & beyond	8,894	54.3	31	3,792	45.0	28	383	21.9	23
Parking and other	3,999	—	—	1,743	—	—	802	—	—
Total	20,397	100.0		10,177	100.0		2,547	100.0
Average market net rent(2) (3)			$32			$33			$19

	Calgary, Alberta			Vancouver, B.C.			Other
			Net Rent			Net Rent			Net Rent
	000's		per	000’s		per	000’s		Per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	119	2.1		52	8.9		—	—
2015	45	0.8	$39	17	2.9	$20	—	—	$—
2016	360	6.4	25	46	7.9	27	—	—	—
2017	62	1.1	28	13	2.2	31	—	—	—
2018	142	2.5	42	27	4.7	35	—	—	—
2019	106	1.9	44	41	7.1	27	1	33.3	28
2020	270	4.8	42	69	11.9	32	—	—	—
2021	105	1.9	43	25	4.3	39	—	—	—
2022 & beyond	4,426	78.5	34	291	50.1	18	2	66.7	26
Parking and other	1,194	—	—	260	—	—	—	—	—
Total	6,829	100.0		841	100.0		3	100.0
Average market net rent(2)			$33			$26			$—

(1)	Net rent at expiration of lease.

(2)	Average market net rent represents management’s estimate of average rent per square foot for buildings of similar quality to our portfolio. However, it may not necessarily be representative of the specific space that is rolling in any specific year. Included on page 21 is the average leasing net rent achieved on our year-to-date leasing as compared to the average expiring net rent.

(3)	Average market net rent for Toronto reflects higher market rents for Brookfield Place Toronto and Bay Adelaide West, which comprise 31% of BOX’s exposure in Toronto.

Brookfield Canada Office Properties	11

COMMERCIAL DEVELOPMENTS

The following table summarizes our development projects at March 31, 2015:

	Region	Location	Number of Sites	Owned Interest	Leasable Area (000's Sq. Ft.)
Bay Adelaide East	Toronto	Bay and Adelaide Street	1	100%	980
Brookfield Place Calgary East	Calgary	Within one block of Fifth Avenue Place, Bankers Hall and Suncor Energy Centre	1	100%	1,400

Bay Adelaide East is currently 69.0% pre-leased, of which 60.0% relates to Deloitte LLP and Borden Ladner Gervais as anchor tenants, and is on target to be completed in late 2015.

Brookfield Place Calgary East is currently 71.4% pre-leased to anchor tenant Cenovus and is on target to be completed in late 2017.

PERFORMANCE MEASUREMENT

The key indicators by which we measure our performance are:

•	Net income per unit;
•	Commercial property net operating income;
•	Funds from operations per unit;
•	Adjusted funds from operations per unit;
•	Total equity per unit;
•	Overall indebtedness level;
•	Weighted-average cost of debt; and
•	Occupancy levels.

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cash flow is monitored and analyzed using net income, commercial property net operating income, funds from operations, and adjusted funds from operations. Although net income is calculated in accordance with IFRS, IFRS does not prescribe standardized meanings for commercial property net operating income, funds from operations, and adjusted funds from operations; therefore, they are unlikely to be comparable to similar measures presented by other entities. We provide the components of commercial property net operating income, a reconciliation of net income to commercial property net operating income and a full reconciliation of net income to funds from operations and adjusted funds from operations beginning on page 23 of this MD&A.

Net Income

Net income is calculated in accordance with IFRS. Net income is used as a key indicator in assessing the profitability of the Trust.

KEY PERFORMANCE DRIVERS

In addition to monitoring and analyzing performance in terms of net income, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;
•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and
•	Reduction in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers include the availability of:

•	Debt capital at a cost and on terms conducive to our goals;
•	Equity capital at a reasonable cost;
•	New property acquisitions that fit into our strategic plan; and
•	Investors for dispositions of peak value or non-core assets.

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PART II – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE

Our total asset carrying value was $5,986.1 million at March 31, 2015 (compared to $5,943.4 million at December 31, 2014). The following is a summary of our assets:

(Millions)	Mar. 31, 2015	Dec. 31, 2014
Non-current assets
Investment properties
Commercial properties	$5,164.6	$5,131.7
Commercial developments	748.1	670.7
	5,912.7	5,802.4
Current assets
Tenant and other receivables	29.4	34.3
Other assets	9.3	8.9
Cash and cash equivalents	34.7	58.9
	73.4	102.1
Assets held for sale	—	38.9
Total	$5,986.1	$5,943.4

COMMERCIAL PROPERTIES

Commercial properties comprise of our direct interests in wholly owned commercial properties and our proportionate share of the related assets, liabilities, revenue and expenses in our jointly controlled commercial properties.

The fair value of our commercial properties was $5,164.6 million as at March 31, 2015 (compared to $5,131.7 million at December 31, 2014). The increase in value of commercial properties across the portfolio is attributable to capital expenditures, leasing costs and the recognition of net fair value gains as a result of improvements to tenant profiles and rental curves related to new leases and renewals.

A breakdown of our commercial properties is as follows:

			BOX’s
			Owned	Fair Value	Fair Value
	Number of	Total Area	Interest	Mar. 31, 2015	Dec. 31, 2014
	Properties	(000's Sq. Ft.)	(000's Sq. Ft.)	(Millions)	(Millions)
Eastern region	18	12,727	7,431	$3,169.9	$3,145.7
Western region	9	7,670	4,257	1,994.7	1,986.0
Total commercial properties	27	20,397	11,688	$5,164.6	$5,131.7
Fair value per Sq. Ft.				$442	$439

Brookfield Canada Office Properties	13

The key valuation metrics for our commercial properties are as follows:

	March 31, 2015			December 31, 2014
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
Eastern region
Discount rate	7.00%	6.00%	6.34%	7.00%	6.00%	6.34%
Terminal cap rate	6.50%	5.25%	5.63%	6.50%	5.25%	5.63%
Hold period (yrs)	15	10	11	15	10	11
Western region
Discount rate	6.75%	6.00%	6.32%	6.75%	6.00%	6.32%
Terminal cap rate	6.00%	5.50%	5.63%	6.00%	5.50%	5.63%
Hold period (yrs)	11	10	10	11	10	10

Fair values are most sensitive to changes in discount rates and timing or variability of cash flows. A 25 basis-point decrease in the discount and terminal capitalization rates will impact the fair value of commercial properties by $108.1 million and $146.9 million, or 2.1% and 2.8%, respectively, at March 31, 2015.

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Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements or tenant inducements for leased space in order to accommodate the specific space requirements of the tenant. In addition to these allowances, leasing commissions are paid to third-party brokers and Brookfield Office Properties Management LP (“BOPM LP”) (formerly Brookfield Properties Management Corporation prior to October 1, 2013), a subsidiary of BPO. We may experience a delay between lease commencement and the payment of leasing costs due to timing of the tenant installation and the required inspections and certifications. For the three months ended March 31, 2015, such expenditures totaled $6.6 million (compared to $4.4 million during the same period in 2014). The increase is primarily related to tenant installation costs incurred on the lease-up of space at Exchange Tower, Bankers Hall and Fifth Avenue Place.

We also invest in ongoing maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the three months ended March 31, 2015 totaled $3.3 million (compared to $1.2 million during the same period in 2014). These expenditures exclude repairs and maintenance costs. Fluctuations in our capital expenditures vary period over period based on required and planned expenditures on our commercial properties.

Capital expenditures include maintaining value expenditures, which are those required in order to maintain the properties in their current operating state. Capital expenditures also include projects which represent improvements to an asset or reconfiguration of space that adds productive capacity in order to increase rentable area or increase current rental rates. For the three months ended March 31, 2015, maintaining value capital expenditures totaled $1.0 million (compared with $0.3 million during the same period in 2014), while the remaining capital expenditures of $2.3 million (compared with $0.9 million during the same period in 2014) primarily consist of washroom upgrades at Exchange Tower and Queen’s Quay Terminal, external plaza membrane and common area upgrades at Fifth Avenue Place and food court renovation and the floor conversion project at First Canadian Place. Capital expenditures are recoverable in some cases through contractual tenant cost-recovery payments. During the three months ended March 31, 2015, $3.1 million of our total capital expenditures were recoverable (compared with $1.2 million during the same period in 2014).

The following table summarizes the second-generation leasing commissions and tenant improvements, and maintaining value capital expenditures recorded on our commercial properties during the three months ended March 31, 2015. “Second-generation” leasing commissions and tenant improvements includes both new and renewal tenants for all of our commercial properties and vary with the timing of renewals, vacancies, and tenant mix. These costs historically have been lower for renewals of existing tenants compared to new tenants.

For the three months ended March 31, 2015, second-generation leasing commissions and tenant improvements consisted primarily of leasing commissions incurred at Bankers Hall, and tenant improvements at Exchange Tower, Bankers Hall, Fifth Avenue Place and Royal Centre related to tenant build-outs.

	Three months ended Mar. 31		Normalized quarterly activities(1)
(Millions)	2015	2014	2015
Second-generation leasing commissions and tenant improvements	$6.5	$3.5	$5.8
Maintaining value capital expenditures	1.0	0.3	1.8
Total	$7.5	$3.8	$7.6

(1) A normalized level of activity is estimated based on historical spend levels as well as anticipated levels over the next few years.

The following table summarizes the changes in value of our commercial properties during the three months ended March 31, 2015:

(Millions)	Mar. 31, 2015
Balance at beginning of period	$5,131.7
Additions:
Capital expenditures and tenant improvements	8.1
Leasing commissions	1.7
Tenant inducements	0.1
Fair value gains	22.5
Other changes	0.5
Balance at end of period	$5,164.6

Brookfield Canada Office Properties	15

COMMERCIAL DEVELOPMENTS

Commercial developments consists of Bay Adelaide East and Brookfield Place Calgary East which are high quality, centrally located development sites acquired from our parent company, BPO for an aggregate total investment of $601.9 million and $966.3 million, respectively. The buildings were purchased on an “as-if-completed-and-stabilized basis,” and as such, BPO retains the development obligations including construction, lease-up and financing.

The following table summarizes the details of the transactions and operational information as at March 31, 2015:

(Millions, except Operational Information)	Bay Adelaide East	Brookfield Place Calgary East
Initial acquisition price	$169.9	$245.5
Up-front equity commitment	26.0	81.8
First mortgage construction loan	350.0	575.0
Final payment due to BPO on stabilization(1)	56.0	64.0
Aggregate total investment	$601.9	$966.3

Operational Information
Total Leasable Area (000's Sq. Ft.)	980	1,400
Leased %	69.0%	71.4%
Target Completion Date	Late 2015	Late 2017

(1)	Subject to achieving stabilized net operating income and targeted permanent financing, which is expected to occur in 2017 for Bay Adelaide East and 2018 for Brookfield Place Calgary East.

Commercial developments under active development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The total fair value of development land and infrastructure was $748.1 million at March 31, 2015.

The details of development expenditures are as follows:

	Three months ended Mar. 31
(Millions)	2015	2014
Construction costs	$67.8	$28.8
Property taxes and other related costs	3.3	1.5
Borrowing costs capitalized	6.3	2.7
Total	$77.4	$33.0

The following table summarizes the changes in value of our commercial developments during the three months ended March 31, 2015:

(Millions)	Mar. 31, 2015
Balance at beginning of period	$670.7
Additions:
Development expenditures	77.4
Balance at end of period	$748.1

TENANT AND OTHER RECEIVABLES

Tenant and other receivables decreased to $29.4 million at March 31, 2015, from $34.3 million at December 31, 2014 mainly due to realty tax recoveries received upon appeal at Exchange Tower.

OTHER ASSETS

At March 31, 2015, the balance of other assets is comprised of prepaid expenses and other assets of $9.3 million (compared to $8.9 million at December 31, 2014).

CASH AND CASH EQUIVALENTS

We endeavor to maintain high levels of liquidity to ensure that we can meet distribution requirements and react quickly to potential investment opportunities. At March 31, 2015, cash balances were $34.7 million, compared to $58.9 million at December 31, 2014.

16	Q1/2015 Interim Report

ASSETS AND ASSOCIATED LIABILITIES HELD FOR SALE

During the fourth quarter of 2014, we reclassified our 25% interest in 151 Yonge St. in Toronto to assets held for sale upon entering into an agreement to sell the commercial property. On January 22, 2015, we closed on the sale of the property, generating net proceeds of $38.4 million at ownership and recognized a fair value loss of $0.4 million during the period.

(Millions)	Mar. 31, 2015	Dec. 31, 2014
Assets
Commercial property	$—	$38.8
Tenant and other receivables	—	0.1
Assets held for sale	$—	$38.9
Liabilities
Accounts payable and other liabilities	$—	$0.5
Liabilities associated with assets held for sale	$—	$0.5

LIABILITIES AND EQUITY

Our asset base of $5,986.1 million is financed with a combination of debt and equity. The components of our liabilities and equity are as follows:

(Millions)	Mar. 31, 2015	Dec. 31, 2014
Liabilities
Non-current liabilities
Investment property and corporate debt	$2,382.4	$2,368.4
Current liabilities
Investment property and corporate debt	280.3	281.3
Accounts payable and other liabilities	196.9	196.9
	477.2	478.2
Liabilities associated with assets held for sale	—	0.5
	2,859.6	2,847.1
Equity
Unitholders’ equity	865.4	856.7
Non-controlling interest	2,261.1	2,239.6
	3,126.5	3,096.3
Total liabilities and equity	$5,986.1	$5,943.4

Brookfield Canada Office Properties	17

INVESTMENT PROPERTY AND CORPORATE DEBT

Investment property and corporate debt (current and non-current) totaled $2,662.7 million at March 31, 2015 (compared to $2,649.7 million at December 31, 2014). Investment property and corporate debt at March 31, 2015 had a weighted-average interest rate of 3.96%. Debt on our investment properties is mainly non-recourse, thereby reducing overall financial risk to the Trust.

We attempt to match the maturity of our investment property debt portfolio with the average lease term of our properties. At March 31, 2015, the average term to maturity of our investment property debt was seven years, compared to our average lease term of eight years.

The details of investment property and corporate debt at March 31, 2015, are as follows:

	Location	Interest Rate %	Maturity Date	BOX’s Share (Millions)	Mortgage Details
Income Producing
Hudson's Bay Centre(1)	Toronto	2.99%	May 2015	$97.8	Limited recourse - fixed rate
Royal Centre	Vancouver	3.33%	June 2015	138.9	Non-recourse - fixed rate
2 Queen St. East	Toronto	5.64%	December 2017	28.6	Non-recourse - fixed rate
Brookfield Place Toronto	Toronto	3.24%	January 2020	503.5	Non-recourse - fixed rate
22 Front St. West	Toronto	6.24%	October 2020	17.3	Non-recourse - fixed rate
Bankers Court	Calgary	4.96%	November 2020	43.3	Non-recourse - fixed rate
Queen's Quay Terminal	Toronto	5.40%	April 2021	82.5	Non-recourse - fixed rate
Fifth Avenue Place	Calgary	4.71%	August 2021	160.9	Non-recourse - fixed rate
Bay Adelaide West	Toronto	4.43%	December 2021	382.5	Non-recourse - fixed rate
Exchange Tower	Toronto	4.03%	April 2022	111.4	Non-recourse - fixed rate
HSBC Building	Toronto	4.06%	January 2023	42.2	Non-recourse - fixed rate
105 Adelaide St. West	Toronto	3.87%	May 2023	35.8	Non-recourse - fixed rate
Bankers Hall	Calgary	4.38%	November 2023	295.0	Non-recourse - fixed rate
First Canadian Place	Toronto	3.56%	December 2023	78.3	Non-recourse - fixed rate
Jean Edmonds Towers	Ottawa	6.79%	January 2024	15.6	Non-recourse - fixed rate
Suncor Energy Centre	Calgary	5.19%	August 2033	266.5	Non-recourse - fixed rate

Development
Bay Adelaide East(2)	Toronto	2.89%	December 2016	196.7	Limited recourse - floating rate
Brookfield Place Calgary East(3)	Calgary	—	November 2017	—	Limited recourse - floating rate

Corporate
$280M Corporate Revolver	-	2.45%	August 2018	180.0	Recourse - floating rate
		3.96%		2,676.8
Premium on assumed mortgages				1.1
Deferred financing costs				(15.2)
Total		3.96%		$2,662.7

(1)	This loan has limited recourse to the Trust’s parent, BPP, for up to $15.0 million.

(2)	This loan has a three year term from the date of the initial advance, and has limited recourse to the Trust for up to $75.0 million. Two one-year extension options are available provided certain leasing thresholds have been met and no material defaults have occurred.

(3)	This loan has limited recourse to the Trust for up to $80.0 million. A one-year extension option is available provided certain leasing thresholds have been met and no material defaults have occurred.

18	Q1/2015 Interim Report

Investment property and corporate debt maturities for the next five years and thereafter are as follows:

				Weighted-Average
	Scheduled			Interest Rate (%) at
(Millions, except interest data)	Amortization(1)	Maturities	Total(1)	Mar. 31, 2015
Remainder of 2015	$29.8	$235.4	$265.2	3.20%
2016	44.7	196.7	241.4	2.89%
2017	47.3	28.6	75.9	5.64%
2018	49.5	180.0	229.5	2.45%
2019	51.8	—	51.8	—%
2020 and thereafter	231.0	1,567.9	1,798.9	4.26%
Total	$454.1	$2,208.6	$2,662.7	3.96%

(1)	Net of transaction costs.

CONTRACTUAL OBLIGATIONS

The following table presents our contractual obligations over the next five years and beyond:

	Payments Due By Period
(Millions)	Total	1 year	2 – 3 years	4 – 5 Years	After 5 Years
Investment property and corporate debt(1)	$2,662.7	$280.3	$318.9	$726.4	$1,337.1
Interest expense – investment property and corporate debt(2)	645.8	89.0	168.2	156.8	231.8
Minimum rental payments - ground leases(3)	484.0	7.1	14.3	14.3	448.3
	$3,792.5	$376.4	$501.4	$897.5	$2,017.2

(1)	Net of transaction costs.

(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based at current interest rates.

(3)	Represents minimum rental payments, on an undiscounted basis, on land leases or other agreements.

CREDIT RATINGS

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in tenant demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to capital markets or raise our borrowing rates.

We are currently rated by Dominion Bond Rating Service Inc. (“DBRS”) and Standard & Poor’s (“S&P”). Our credit ratings at March 31, 2015, and at the date of this report were:

	DBRS	S&P
Issuer Rating	BBB (stable)	BBB- (stable)

We are committed to arranging our affairs to maintain these ratings and improve them over time.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The credit ratings presented are not a recommendation to purchase, hold or sell our Trust Units, as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period or that any rating will not be revised or withdrawn entirely by the rating agency in the future if, in its judgment, circumstances so warrant.

CORPORATE GUARANTEES AND CONTINGENT OBLIGATIONS

We and our operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of commitments, guarantees, and contingencies can be found in Note 14 of the condensed consolidated interim financial statements.

Brookfield Canada Office Properties	19

INCOME TAXES

The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust distributes or designates all taxable earnings to unitholders, and as such, under current legislation, the obligation to pay tax rests with each unitholder. No current and deferred tax provisions are required on the Trust’s income.

ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities totaled $196.9 million at March 31, 2015 (compared to $196.9 million at December 31, 2014).

A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Mar. 31, 2015	Dec. 31, 2014
Accounts payable and accrued liabilities	$183.6	$177.0
Accrued interest	13.3	19.9
Total	$196.9	$196.9

20	Q1/2015 Interim Report

EQUITY

The components of equity are as follows:

(Millions)	Mar. 31, 2015	Dec. 31, 2014
Trust Units	$553.8	$553.4
Contributed surplus	3.1	3.1
Retained earnings	308.5	300.2
Unitholders’ equity	865.4	856.7
Non-controlling interest	2,261.1	2,239.6
Total	$3,126.5	$3,096.3

The following tables summarize the changes in the units outstanding during the three months ended March 31, 2015 and March 31, 2014:

	Three months ended Mar. 31, 2015
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of period	26,218,183	67,088,022
Units issued pursuant to Distribution Reinvestment Plan	13,824	—
Total units outstanding at March 31, 2015	26,232,007	67,088,022

	Three months ended Mar. 31, 2014
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of period	26,167,835	67,088,022
Units issued pursuant to Distribution Reinvestment Plan	10,382	—
Total units outstanding at March 31, 2014	26,178,217	67,088,022

At March 31, 2015, the weighted average number of Trust Units outstanding was 26,225,180 (compared to 26,191,933 at December 31, 2014).

Trust Units

Each Trust Unit is transferable and represents an equal, undivided, beneficial interest in BOX and in any distributions, whether of net income, net realized capital gains, or other amounts, and in the event of the termination or winding-up of the Trust, in the Trust’s net assets remaining after satisfaction of all liabilities. All Trust Units rank among themselves equally and ratably without discrimination, preference, or priority. Each Trust Unit entitles the holder thereof to one vote at all meetings of unitholders or with respect to any written resolution of unitholders. The Trust Units have no conversion, retraction, or redemption rights.

Special Voting Units

Special Voting Units are only issued in tandem with Class B limited partnership units (“Class B LP Units”) of Brookfield Office Properties Canada LP (“BOPC LP”) and are not transferable separately from the Class B LP Units to which they relate and upon any transfer of Class B LP Units, such Special Voting Units will automatically be transferred to the transferee of the Class B LP Units. As Class B LP Units are exchanged for Trust Units or purchased for cancellation, the corresponding Special Voting Units will be cancelled for no consideration.

Each Special Voting Unit entitles the holder thereof to one vote at all meetings of unitholders or with respect to any resolution in writing of unitholders. Except for the right to attend and vote at meetings of the unitholders or with respect to written resolutions of the unitholders, Special Voting Units do not confer upon the holders thereof any other rights. A Special Voting Unit does not entitle its holder to any economic interest in BOX, or to any interest or share in BOX, or to any interest in any distributions (whether of net income, net realized capital gains, or other amounts), or to any interest in any net assets in the event of termination or winding-up.

Non-Controlling interest

We classify the outstanding Class B LP Units as non-controlling interest for financial statement purposes in accordance with IFRS. The Class B LP Units are exchangeable on a one-for-one basis (subject to customary anti-dilution provisions) for Trust Units at the option of the holder. Each Class B LP Unit is accompanied by a Special Voting Unit that entitles the holder thereof to receive notice of, to attend, and to vote at all meetings of unitholders of BOX. The holders of Class B LP Units are entitled to receive distributions when declared by BOPC LP equal to the per-unit amount of distributions payable to each holder of Trust Units. However, the Class B LP Units have limited voting rights over BOPC LP.

Brookfield Canada Office Properties	21

The following tables present distributions declared to Trust unitholders and non-controlling interest for the three months ended March 31, 2015 and March 31, 2014.

	Three months ended Mar. 31, 2015
(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash or DRIP	$5.4	$13.9
Payable as of March 31, 2015	2.7	6.9
Total	8.1	20.8
Per unit	$0.31	$0.31

	Three months ended Mar. 31, 2014
(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash or DRIP	$5.1	$13.1
Payable as of March 31, 2014	2.6	6.5
Total	7.7	19.6
Per unit	$0.29	$0.29

We determine annual distributions to unitholders by looking at forward-looking cash flow information, including forecasts and budgets and the future business prospects of the Trust. We do not consider periodic cash flow fluctuations resulting from items such as the timing of property operating costs, property tax installments, or semi-annual debenture and mortgage payable interest payments in determining the level of distributions to unitholders. To determine the level of cash distributions made to unitholders, we consider the impact of, among other items, the future growth in the income-producing portfolio, future acquisitions, and leasing related to the income-producing portfolio. Annual distributions to unitholders are expected to continue to be funded by cash flows generated from our portfolio.

CAPITAL RESOURCES AND LIQUIDITY

We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted-average cost of capital, in order to enhance returns for unitholders. Our principal liquidity needs for the next twelve months are to:

•	fund recurring expenses;
•	meet debt service requirements;
•	make distributions;
•	fund those capital expenditures deemed mandatory, including tenant improvements;
•	fund current development costs not covered by construction loans; and
•	fund investing activities, which could include:
▪	discretionary capital expenditures;
▪	property acquisitions; and
▪	repurchase of our units.

We believe that our liquidity needs will be satisfied using cash on hand and cash flows generated from operating and financing activities. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our credit facilities and refinancings (including upward refinancings) of maturing indebtedness are our principal sources of capital used to pay operating expenses, distributions, debt service, capital expenditures, and leasing costs in our commercial-property portfolio. We seek to increase income from our existing properties by controlling operating expenses and by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover. We believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds for our short-term liquidity needs and to fund anticipated ongoing distributions. However, material changes in these factors may adversely affect our net cash flows.

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, unit distributions, development costs and capital expenditures. We plan to meet these needs with one or more of the following:

•	cash flow from operating activities;
•	credit facilities and refinancing opportunities; and
•	construction loans.

22	Q1/2015 Interim Report

Our investment property and corporate debt is primarily fixed-rate and non-recourse to the Trust. These investment-grade financings are typically structured on a loan-to-appraised-value basis of between 50% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit-quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance investment property and enhances equity returns.

Most of our borrowings are in the form of long-term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment-grade characteristics ensures that debt levels on any particular asset can typically be maintained throughout a business cycle. This enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

To help ensure we are able to react to investment opportunities quickly and on a value basis, we attempt to maintain a high level of liquidity. Our primary sources of liquidity consists of cash and undrawn committed credit facilities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations, or refinancings.

At March 31, 2015, our available liquidity consists of $34.7 million of cash on hand, and $99.5 million of undrawn capacity on our corporate credit facility.

Cost of Capital

We continually strive to reduce our weighted-average cost of capital and improve unitholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

As of March 31, 2015, our weighted-average cost of capital, assuming a long-term 9.0% return on equity, was 6.5%. Our cost of capital is lower than many of our peers because of the greater amount of investment-grade financing that can be placed on our assets, which is a function of the high-quality nature of both the assets and the tenant base that composes our portfolio. In determining the long-term 9.0% return on equity, management considers various factors including a review of various financial models such as dividend growth model and capital asset pricing model, as well as examination of market returns. Based on the calculations of the financial models, market returns and historic returns achieved by the Trust, management believes that the long-term 9.0% return is an appropriate benchmark.

The following schedule details the capitalization of the Trust and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions, except cost of capital data)	Mar. 31, 2015	Dec. 31, 2014	Mar. 31, 2015	Dec. 31, 2014
Liabilities
Investment property and corporate debt	4.0%	4.0%	$2,662.7	$2,649.7
Unitholders’ equity
Trust Units(3)	9.0%	9.0%	751.9	706.4
Other equity
Non-controlling interest(3)	9.0%	9.0%	1,925.8	1,809.0
Total	6.5%	6.4%	$5,340.4	$5,165.1

(1)	Total weighted-average cost of capital is calculated on the weighted average of underlying value.

(2)	Underlying value of liabilities presents the cost to retire debt on maturity. Underlying value of unitholders’ equity and other equity is based on the closing unit price of BOX on the TSX.

(3)	Assumes a long-term 9.0% return on equity for March 31, 2015 and December 31, 2014.

Brookfield Canada Office Properties	23

OPERATING RESULTS

Included on the following pages is a discussion of the various components of our operating results in accordance with IFRS followed by a discussion of non-IFRS measures and corresponding reconciliations to comparable IFRS measures.

	Three months ended Mar. 31
(Millions, except per unit amounts)	2015	2014
Commercial property revenue	$127.6	$125.6
Direct commercial property expense	63.8	57.0
	63.8	68.6
Investment and other income	—	0.8
Interest expense	21.1	23.1
General and administrative expense	6.1	7.1
Income before fair value gains	36.6	39.2
Fair value gains	22.1	2.9
Net income and comprehensive income	$58.7	$42.1
Net income and comprehensive income attributable to:
Unitholders	$16.4	$11.8
Non-controlling interest	42.3	30.3
	$58.7	$42.1
Net income per Trust unit	$0.63	$0.45

COMMERCIAL PROPERTY REVENUE

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent, and additional rent from the recovery of operating costs and property taxes. Revenue from investment properties totaled $127.6 million for the three months ended March 31, 2015 (compared to $125.6 million during the same period in 2014). The increase is primarily due to higher non-cash rental revenue resulting from one-time write-offs made in the prior year related to lease terminations, offset by lower rental revenue due to increased vacancy at Bay Adelaide West and Bankers Hall and lower lease termination and other income.

The components of revenue are as follows:

	Three months ended Mar. 31
(Millions)	2015	2014
Rental revenue	$126.7	$128.0
Non-cash rental revenue (expense)	0.5	(3.0)
Lease termination and other income	0.4	0.6
Commercial property revenue	$127.6	$125.6

Our strategy of owning premier properties in high-growth, and in many instances supply-constrained markets with high barriers to entry, along with our focus on executing long-term leases with strong credit-rated tenants, has created one of Canada’s most distinguished portfolios of office properties. In the past, this strategy has reduced our exposure to the cyclical nature of the real estate business. We feel confident with our current rollover exposure, which is the percentage of our total managed space currently scheduled to expire, and are focused on working toward renewals on expiries in the upcoming months, as well as continuing to manage our rollover exposure in the future years.

Our leases generally have clauses that provide for the collection of rental revenues in amounts that increase every few years, with these increases negotiated at the signing of the lease. During the three months ended March 31, 2015, approximately 49% of our leases executed had rent escalation clauses. On average, these escalation clauses will increase rent annually by 2.0% over the terms of the respective leases. The large number of high-credit-quality tenants in our portfolio lowers the risk of not realizing these increases. IFRS requires that these increases be recorded on a straight-line basis over the life of the lease. For the three months ended March 31, 2015, we recognized $0.5 million of non-cash rental revenue (compared to $3.0 million of non-cash rental expense during the same period in 2014) as discussed above. Direct commercial property expenses, which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning, and other property-related expenses, were $63.8 million for the three months ended March 31, 2015 (compared to $57.0 million during the same period in 2014).

24	Q1/2015 Interim Report

Substantially all of our leases are net leases, in which the lessee is required to pay its proportionate share of the property’s operating expenses such as utilities, repairs, insurance, and taxes. Consequently, leasing activity is the principal contributor to the change in same-property net operating income. Our total portfolio occupancy rate ended the quarter at 95.0%. At March 31, 2015, average in-place net rent throughout the portfolio was $28 per square foot, compared with an average market net rent of $32 per square foot. The Trust’s average in-place net rent is lower than the market net rent which is reflective of the fact that a portion of our leases were executed at a point in time wherein market rents were lower. In a market of increasing rents, this below-market gap provides a growth opportunity for the Trust as we replace lower in-place net rents with higher market rents.

The following table shows the average lease term, in-place rents, and estimated current market rents for similar space in each of our markets as of March 31, 2015:

		Avg.	Avg. In-Place(1)	Avg. Market(2)
	Leasable Area	Lease Term	Net Rent	Net Rent
Region	(000's Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
Toronto, Ontario	8,434	6.7	28	33
Ottawa, Ontario	1,745	5.6	21	19
Calgary, Alberta	5,635	10.8	31	33
Vancouver, B.C.	581	9.1	23	26
Other	3	—	—	—
Total	16,398	8.1	28	32

(1)	Average in-place net rent represents the annualized cash amount on a per square foot basis collected from tenants plus tenant expense reimbursements less the operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortizing free rent periods provided on in-place leases.

(2)	Average market net rent represents management’s estimate of average rent per square foot for buildings of similar quality to our portfolio. However, it may not necessarily be representative of the specific space that is rolling in any specific year.

A summary of current and historical occupancy levels at March 31 for the past two years is as follows:

	Mar. 31, 2015		Mar. 31, 2014
	Leasable	%	Leasable	%
(000’s Sq. Ft., except % leased data)	Area	Leased	Area	Leased
Toronto, Ontario	8,434	93.4	8,747	93.3
Ottawa, Ontario	1,745	94.3	1,743	96.1
Calgary, Alberta	5,635	97.9	5,634	99.9
Vancouver, B.C.	581	91.1	582	88.0
Other	3	100.0	3	100.0
Total	16,398	95.0	16,709	95.6

During the first quarter of, we leased 277,000 square feet of space, which included 192,000 square feet of new leasing, and 85,000 square feet of renewals, compared to expiries of 223,000 square feet and accelerated expiries of 133,000 square feet. The overall average leasing net rent was $29 per square foot, compared to an average expiring net rent of $29 per square foot. At March 31, 2015, the average leasing net rent related to both new and renewed leases was $29 per square foot.

Leasing highlights from the first quarter include:

•	220,000 square feet in Toronto

Bay Adelaide West

-	A 15-year, 23,000-square-foot new lease with Filion Wakely
-	A five-year, 11,000-square-foot new lease with IRESS Holdings Ltd.
-	A five-year, 11,000-square-foot new lease with Trisura Guarantee Investment Company

Queen's Quay Terminal

-	A six-year, 15,000-square-foot new lease with Wind Mobile
-	A six-year, 13,000-square-foot renewal with CIT Financial Ltd.

Brookfield Canada Office Properties	25

Other

-	A five-year, 25,000-square-foot renewal with Air Canada at 2 Queen St. East
-	A 10-year, 16,000-square-foot renewal with Consulate Federal Republic of Germany at Hudson’s Bay Centre
-	A 10-year, 16,000-square-foot new lease with DRI Capital Inc. at First Canadian Place
-	A 10-year, 12,000-square-foot new lease with Société Générale at Exchange Tower

26	Q1/2015 Interim Report

The details of our leasing activity for the three months ended March 31, 2015, are as follows:

		Activities during the three months ended Mar. 31, 2015
			Average(2)			Year One(3)	Average(4)
	Dec. 31, 2014		Expiring	Leasing		Leasing	Leasing		Mar. 31, 2015
(000's Sq. Ft.)	Leased(1)	Expiries	Net Rent	New	Renewal	Net Rent	Net Rent	Disposition	Leased
Toronto, Ontario	8,142	(196)	$27	146	74	$29	$31	(285)	7,881
Ottawa, Ontario	1,628	(6)	26	23	1	10	11	—	1,646
Calgary, Alberta	5,603	(110)	32	23	—	34	34	—	5,516
Vancouver, B.C.	564	(45)	25	—	10	26	26	—	529
Other	3	—	—	—	—	—	—	—	3
Total Leasing	15,940	(357)	$29	192	85	28	29	(285)	15,575

Development	1,676	—	—	—	—	—	—	—	1,676

(1)	Restated for re-measurements

(2)	Represents net rent in the final year.

(3)	Year one leasing net rent is the rent at the commencement of the lease term on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, but excluding the impact of straight-lining rent escalations or amortization of free rent periods.

(4)	Average leasing net rent is the average rent over the lease term on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, but including the impact of straight-lining rent escalations or amortization of free rent periods.

Additionally, during the three months ended March 31, 2015, tenant improvements and leasing costs related to leasing activity that occurred averaged $5.66 per square foot, of which $6.15 per square foot and $4.62 per square foot related to new and renewed leases, respectively, compared to $16.52 per square foot during the same prior year period.

INVESTMENT AND OTHER INCOME

Investment and other income totaled $nil during the three months ended March 31, 2015 (compared to $0.8 million during the same period in 2014). The prior year amounts primarily include interest earned on cash balances and cash settlements on legal matters.

INTEREST EXPENSE

Interest expense totaled $21.1 million during the three months ended March 31, 2015 (compared to $23.1 million during the same period in 2014). The decrease is due to the lower average costs of borrowing of 3.96%, compared to 4.01% in 2014, coupled with an increase in capitalized imputed interest on our development properties, offset by higher debt balances.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $6.1 million during the three months ended March 31, 2015 (compared to $7.1 million during the same period in 2014). The decrease is primarily due to foreign exchange loss relating to legal fees in 2014.

INCOME TAX EXPENSE

The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust distributes or designates all taxable earnings to unitholders, and as such, under current legislation, the obligation to pay tax rests with each unitholder. No current and deferred tax provisions are required on the Trust’s income.

FAIR VALUE GAINS

During the three months ended March 31, 2015, the Trust recognized fair value gains of $22.1 million (compared to $2.9 million of fair value gains during the same period in 2014). Fair value adjustments are determined based on the movement of various parameters on a quarterly basis, including changes in projected cash flows as a result of leasing and timing, discount rates, and terminal capitalization rates. Our investment property valuations have increased from December 31, 2014 due to improved tenant profiles and higher rental rates and decreases in downtime as a result of new leases and renewals.

Brookfield Canada Office Properties	27

TOTAL EQUITY PER UNIT

Total equity per unit represents the book value of our total equity divided by total units outstanding. We believe that total equity per unit is the best indicator of our current financial position because it reflects our total equity adjusted for all inflows and outflows, including FFO and changes in the value of our investment properties.

NON-IFRS MEASURES

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cash flow is monitored and analyzed using net income, commercial property net operating income, funds from operations, and adjusted funds from operations. Although net income is calculated in accordance with IFRS, IFRS does not prescribe standardized meanings for commercial property net operating income, funds from operations, and adjusted funds from operations; therefore, they are unlikely to be comparable to similar measures presented by other entities.

Commercial property net operating income

Commercial property net operating income is defined by us as income from commercial property operations after direct property operating expenses, including property administration costs, have been deducted but prior to deducting interest expense, general and administrative expenses, and fair value gains (losses). Commercial property net operating income is used as a key indicator of performance, as it represents a measure over which management of our commercial property operations has control.

Funds from Operations

Our definition of funds from operations or “FFO” includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO including the exclusion of gains (or losses) from the sale of real estate property and the add back of any depreciation and amortization related to real estate assets. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS. These additional adjustments result in an FFO measure that would be similar to that which would result if the Trust determined net income in accordance with U.S. GAAP and is also consistent with the Real Property Association of Canada (“REALPAC”) white paper on funds from operations for IFRS issued November 2012. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income and fair value gains (or losses), which does not have a significant impact on the FFO measure reported.

Adjusted Funds from Operations

Adjusted funds from operations or “AFFO” is defined by us as FFO net of actual second-generation leasing commissions and tenant improvements, actual maintaining value capital expenditures, and straight-line rental income. AFFO is a widely used measure used to assess an entity’s ability to pay distributions.

COMMERCIAL PROPERTY NET OPERATING INCOME Commercial Property NOI by City for the period ending March 31, 2015 (in $millions)

28	Q1/2015 Interim Report

Commercial property net operating income includes commercial property revenue less direct commercial property expense and is a key indicator of performance as it represents a measure over which management of the commercial property operations has control. One of the ways in which we evaluate performance is by comparing the performance of the commercial property portfolio on a same property basis. Same property commercial property net operating income is defined as properties included in our consolidated results that we own and operate throughout both the current and prior period. Accordingly, same property results would exclude properties acquired or sold during each period, as well as significant lease termination and other income (charges) amounts that are non-recurring.

Our commercial property net operating income for the three months ended March 31, 2015, was $63.8 million (compared to $68.6 million during the same period in 2014). The decrease is primarily due to realty tax recoveries and lower base rents and recoveries at Bay Adelaide West in the prior year quarter, offset by one-time write-offs relating to non-cash rental revenue at Bay Adelaide West in the prior year quarter.

The components of commercial property net operating income are as follows:

	Three months ended Mar. 31
(Millions)	2015	2014
Commercial property revenue	$127.6	$125.6
Direct commercial property expense	63.8	57.0
Total	$63.8	$68.6

Brookfield Canada Office Properties	29

Same commercial property operation highlights are as follows:

	Three months ended Mar. 31
(Millions)	2015	2014
Commercial property net operating income – same property	$64.1	$66.3
Property sold during period (1)	0.1	0.4
Lease termination and other (charges) income	(0.4)	1.9
Total	$63.8	$68.6

(1) 151 Yonge St. in Toronto sold in Q1 2015.

RECONCILIATION OF COMMERCIAL PROPERTY NET OPERATING INCOME TO NET INCOME

	Three months ended Mar. 31
(Millions, except per unit amounts)	2015	2014
Commercial property net operating income	$63.8	$68.6
Add (deduct):
Fair value gains	22.1	2.9
General and administrative expense	(6.1)	(7.1)
Interest expense	(21.1)	(23.1)
Investment and other income	—	0.8
Net income	$58.7	$42.1

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

Funds from operations was $0.40 per unit during the three months ended March 31, 2015 (compared to $0.44 per unit during the same period in 2014).

	Three months ended Mar. 31
(Millions, except per unit amounts)	2015	2014
Net income	$58.7	$42.1
Add (deduct):
Fair value gains	(22.1)	(2.9)
Amortization of lease incentives	0.5	0.4
Foreign exchange losses	—	1.3
Funds from operations	$37.1	$40.9
Funds from operations attributable to unitholders	10.4	11.5
Funds from operations attributable to non-controlling interest	26.7	29.4
	$37.1	$40.9
Weighted average Trust Units outstanding	26.2	26.2
Funds from operations per Trust unit	$0.40	$0.44

30	Q1/2015 Interim Report

RECONCILIATION OF FUNDS FROM OPERATIONS TO ADJUSTED FUNDS FROM OPERATIONS

Adjusted funds from operations totaled $0.31 per unit during the three months ended March 31, 2015 (compared to $0.43 per unit during the same period in 2014).

	Three months ended Mar. 31
(Millions, except per unit amounts)	2015	2014
Funds from operations	$37.1	$40.9
Deduct:
Straight-line rental (income) expense	(1.0)	2.6
Second-generation leasing commissions and tenant improvements	(6.5)	(3.5)
Maintaining value capital expenditures	(1.0)	(0.3)
Adjusted funds from operations	$28.6	$39.7
Adjusted funds from operations attributable to unitholders	8.0	11.1
Adjusted funds from operations attributable to non-controlling interest	20.6	28.6
	$28.6	$39.7
Weighted average Trust Units outstanding	26.2	26.2
Adjusted funds from operations per Trust Unit	$0.31	$0.43
Trust unit distribution declared	$0.31	$0.29
Distribution ratio	101%	69%

AFFO is calculated by adjusting FFO for straight-line rental income, actual second-generation leasing commissions and tenant improvements, and actual maintaining value capital expenditures for maintaining the infrastructure and current rental revenues of our properties. Actual expenditures will vary from period to period and at times could be materially different depending on the timing of leasing activities and capital plans. As a result, AFFO will experience volatility when comparing period-over-period results. Due to the volatile nature of AFFO, we believe that it is important to compare the actual results with historic and projected averages of leasing costs and maintaining value capital expenditures in order to determine the effects of a full office leasing cycle. Our 5-year historic average reflects the actual leasing activities completed, while the 10-year average projections reflect our leasing expiry profile. We also believe that these averages will provide insight to determining the normalized distribution payout ratio and growth in adjusted funds from operations.

The historic and projected averages are as follows:

	Annual amount
	5-year	10-year
(Millions)	historic coverage	average plan
Second generation
Leasing commissions	$8.0	$6.5
Tenant improvements	16.0	16.3
Maintaining value capital expenditures	5.6	7.9

There is no standard industry defined measure of AFFO; therefore, our methodology of calculating AFFO will differ from other entities and may not be comparable to similar measures presented by other entities.

RECONCILIATION OF CASH FLOWS PROVIDED BY OPERATING ACTIVITIES TO ADJUSTED FUNDS FROM OPERATIONS

	Three months ended Mar. 31
(Millions)	2015	2014
Cash flows provided by operating activities	$34.2	$33.6
Add (deduct):
Working capital and other	0.3	8.6
Leasing commissions and tenant inducements	2.4	0.8
Foreign exchange losses	—	1.3
Amortization of deferred financing costs	(0.8)	(0.8)
Second-generation leasing commissions and tenant improvements	(6.5)	(3.5)
Maintaining value capital expenditures	(1.0)	(0.3)
Adjusted funds from operations	$28.6	$39.7

Brookfield Canada Office Properties	31

QUARTERLY RESULTS

The results by quarter are as follows:

	2015	2014				2013
(Millions, except per unit amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$127.6	$134.8	$131.9	$124.9	$125.6	$132.7	$130.0	$130.9
Commercial property net operating income	63.8	67.9	66.4	66.4	68.6	67.2	67.5	68.4
Interest expense	21.1	22.0	23.5	23.3	23.1	23.3	30.5	25.5
Funds from operations	37.1	40.6	38.1	38.6	40.9	37.8	33.3	35.4
Adjusted funds from operations (1)	28.6	21.7	28.6	31.5	39.7	22.4	25.8	27.7
Net income	58.7	25.8	9.0	39.2	42.1	50.5	32.6	35.2
Net income per Trust unit	$0.63	$0.28	$0.10	$0.42	$0.44	$0.54	$0.35	$0.38

(1)	Q1 2015, 2014 and Q4 2013 amounts reflect actual leasing commissions, tenant improvements and maintaining value capital expenditures incurred. Q2-Q3 2013 amounts were calculated based on historical spend levels as well as projected spend levels over the next 10 years as described on page 24.

32	Q1/2015 Interim Report

PART III – RISKS AND UNCERTAINTIES

BOX’s financial results are affected by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate, as well as macroeconomic factors such as economic growth, inflation, interest rates, regulatory requirements and initiatives, and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets that generate sustainable streams of cash flow. Although high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cash flows is more assured over the long term and, as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the Trust against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on our business operations. A more detailed description of our business environment and risks is contained in our Annual Information Form, which is posted on our web site at www.brookfieldcanadareit.com or at www.sedar.com or www.sec.gov.

PROPERTY-RELATED RISKS

Our strategy is to invest in high-quality office properties as defined by the physical characteristics of the asset and, more important, the certainty of receiving rental payments from large corporate tenants (with investment-grade credit ratings – see “Credit Risk” on page 25) that these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office-property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space, and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs, and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Our office properties are subject to mortgages that require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

As owners of premier office properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” on page 27 of this MD&A for further details.

INTEREST RATE AND FINANCING RISK

We attempt to stagger the maturities of our mortgage portfolio evenly over a 10-year time horizon. We believe that this strategy will most effectively manage interest rate risk.

As outlined under “Capital Resources and Liquidity,” beginning on page 17 of this MD&A, we have an ongoing need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

Approximately 14.1% of our outstanding investment property and corporate debt at March 31, 2015 is floating-rate debt (December 31, 2014 – 13.1%) and subject to fluctuations in interest rates. The effect of a 100-basis point increase in interest rates on interest expense relating to our floating-rate debt, all else being equal, is an increase in interest expense of $3.8 million on an annual basis or $0.04 per unit. In addition, there is interest rate risk associated with the Trust’s fixed rate debt due to the expected requirement to refinance such debt in the year of maturity. The effect of a 100 basis-point increase in interest rates on interest expense relating to fixed rate debt maturing within one year, all else being equal, is an increase in interest expense of $2.4 million on an annual basis or approximately $0.03 per unit.

The analysis does not reflect the impact a changing interest rate environment could have on our overall performance and, as a result, it does not reflect the actions management may take in such an environment.

Brookfield Canada Office Properties	33

We currently have a level of indebtedness for the Trust of 45.0% of the fair market value of our commercial and development properties. This level of indebtedness is considered by the Trust to be conservative and, based on this, the Trust believes that all debts will be financed or refinanced as they come due in the foreseeable future.

CREDIT RISK

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by industry type so that exposure to a business sector is lessened. Currently, no single tenant represents more than 11.3% of total leasable area and 7.4% of commercial property revenue.

We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment-grade credit ratings. The Trust directs special attention to the credit quality of our tenants in order to ensure the long-term sustainability of rental revenues through economic cycles. Once a lease has been signed, the Trust proactively monitors the financial performance of significant tenants on a regular basis and reviews the status of arrears. The Trust regularly monitors indicators of increased risk within its tenant portfolio and maintains a formalized tenant credit report to identify natural changes in credit quality.

The following list shows our top 20 largest tenants by leasable area in our commercial properties portfolio and their respective lease commitments:

				000’s Sq. Ft.(2)
	Tenant	Primary Location	Credit Rating(1)	2015	2016	2017	2018	2019	2020	Beyond	Year of Expiry(2)	Total	% of Sq. Ft.(3)
1	Government and related agencies	Toronto, Ottawa	AAA	2	577		264	89		920	2021/2029	1,852	11.3%
2	Suncor Energy Inc.	Calgary	A-							1,332	2028	1,332	8.1%
3	Bank of Montreal	Toronto, Calgary	A+		27		27			1,076	2023/2024	1,130	6.9%
4	Imperial Oil	Calgary	AAA	23	650							673	4.1%
5	Canadian Natural Resources	Calgary	BBB+							531	2026	531	3.3%
6	Royal Bank	Toronto, Calgary, Vancouver	AA-		29	52	1	17	3	347	Various	449	2.8%
7	Talisman Energy	Calgary	BBB-							446	2025	446	2.7%

8	Enbridge Inc.	Calgary	A-							333	2028	333	2.0%
9	Deloitte LLP	Toronto, Calgary	Not Rated	98	49					177	2022/2026	324	2.0%
10	Bennett Jones	Toronto, Calgary	Not Rated							319	2021/2027	319	2.0%
11	KPMG Management Services LP	Toronto	Not Rated							297	2025	297	1.8%
12	CIBC	Toronto, Calgary	A+						160	127	2053	287	1.8%
13	Osler, Hoskin & Harcourt	Toronto	Not Rated							199	2030	199	1.2%
14	Toronto Stock Exchange	Toronto	Not Rated				185					185	1.1%
15	Goodmans LLP	Toronto	Not Rated							182	2026	182	1.1%
16	The Bay	Toronto	B+					164	15			179	1.1%
17	Gowlings Canada Inc.	Toronto	Not Rated						170			170	1.0%
18	The Manufacturers Life Insurance	Toronto	AA-							169	2022	169	1.0%
19	McMillan LLP	Toronto, Vancouver	Not Rated	1				109		56	2022	166	1.0%
20	Fasken Marteneau DuMoulin LLP	Toronto	Not Rated							165	2030	165	1.0%
	Total			124	1,332	52	477	379	348	6,676		9,388	57.3%
	Total %			1.3%	14.2%	0.6%	5.1%	4.0%	3.7%	71.1%		100.0%

(1)	From S&P.
(2)	Reflects the year of maturity related to lease(s) included in the ‘Beyond’ column.
(3)	Percentage of total leasable area of commercial properties, prior to considering partnership interests in partially owned properties; excludes parking.

LEASE ROLLOVER RISK

Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger our lease-expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. Approximately 5.8% of our leases mature annually up to 2020. Our portfolio has a weighted-average lease life of eight years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry.

34	Q1/2015 Interim Report

The following table sets out lease expiries, by square footage, for our portfolio at March 31, 2015.

(000’s Sq. Ft.)	Currently Available	2015	2016	2017	2018	2019	2020	2021	2022 & Beyond	Leasable	Parking	Total
Toronto, Ontario	553	266	352	501	616	701	1,151	502	3,792	8,434	1,743	10,177
Ottawa, Ontario	99	7	586	7	3	86	9	565	383	1,745	802	2,547
Calgary, Alberta	119	45	360	62	142	106	270	105	4,426	5,635	1,194	6,829
Vancouver, B.C.	52	17	46	13	27	41	69	25	291	581	260	841
Other	—	—	—	—	—	1	—	—	2	3	—	3
Total	823	335	1,344	583	788	935	1,499	1,197	8,894	16,398	3,999	20,397
% of total	5.0%	2.0%	8.2%	3.6%	4.8%	5.7%	9.1%	7.3%	54.3%	100.0%	—%	100.0%

Brookfield Canada Office Properties	35

ENVIRONMENTAL RISKS

As an owner of real property, we are subject to various laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or waste present in our buildings, released or deposited on or in our properties or disposed of at other locations. These costs could be significant and would reduce cash available for our business. The failure to remove or remediate such substances could adversely affect our ability to sell or our ability to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a material effect on our business, financial condition or results of operations. However, environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition, or results of operations.

OTHER RISKS AND UNCERTAINTIES

Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our investment properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies at attractive rental rates. With leasing markets performance being impacted by the strength of the economies in which we operate, it is possible we could see downward pressure on overall occupancy levels and net effective rents if economic recovery slows or stalls. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of eight years.

INSURANCE RISKS

We maintain insurance on our commercial properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). Our all risk policy limit is $1.5 billion per occurrence. Our earthquake limit is $500 million per occurrence and in the annual aggregate. This coverage is subject to a $100,000 (dollars) deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is $500 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 (dollars) for all losses arising from the same occurrence. Windstorm is included under the all risk coverage limit of $1.5 billion.

With respect to our commercial properties, we purchase an insurance policy that covers acts of terrorism for limits up to $1.45 billion.

36	Q1/2015 Interim Report

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

CRITICAL ACCOUNTING POLICIES

The financial statements have been prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2014.

FUTURE ACCOUNTING POLICY CHANGES

The following are the accounting policies that the Trust expects to adopt in the future:

Financial Instruments

On July 25, 2014, the IASB issued its final version of IFRS 9, “Financial Instruments”. IFRS 9, as amended, introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held. This single, principle-based approach replaces existing rule-based requirements that are generally considered to be overly complex and difficult to apply. The new model results in a single impairment model being applied to all financial instruments, thereby removing a source of complexity associated with previous accounting requirements. It also introduces a new, expected-loss impairment model that will require more timely recognition of expected credit losses. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and should be applied retrospectively. The Trust is currently evaluating the impact to the condensed consolidated interim financial statements.

Joint Arrangements

In May 2014, the IASB issued Amendments to IFRS 11, “Joint Arrangements: Accounting for Acquisitions of Interests in Joint Operations”.  The objective of the amendments is to add new guidance to IFRS 11 on accounting for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business, as defined in IFRS 3, “Business Combinations”.  Acquirers of such interests are to apply the relevant principles on business combination accounting in IFRS 3 and other standards, as well as disclosing the relevant information specified in these standards for business combinations. This amendment to IFRS 11 is effective for annual periods beginning on or after January 1, 2016 and should be applied prospectively. The Trust is currently evaluating the impact to the condensed consolidated interim financial statements.

Revenue from Contracts with Customers

In May 2014, the IASB issued its new revenue standard, IFRS 15, “Revenue from Contracts with Customers”. IFRS 15 specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. IFRS 15 supersedes IAS 18, “Revenue Recognition”, IAS 11, “Construction Contracts” and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 is effective for annual periods on or after January 1, 2017 and should be applied retrospectively. The Trust is currently evaluating the impact to the condensed consolidated interim financial statements.

USE OF ESTIMATES

The preparation of our condensed consolidated interim financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

RELATED-PARTY TRANSACTIONS

In the normal course of operations, the Trust enters into various transactions on market terms with related parties that have been measured at exchange value and are recognized in the condensed consolidated interim financial statements.

The Trust has entered into two service-support agreements with BOPM LP, dated May 1, 2010, for the provision of property management, leasing, construction, and asset management services. The purpose of the agreements is to provide the services of certain personnel and consultants as are necessary to help the Trust operate and manage its assets and tenant base; it also includes a cost-recovery for administrative and regulatory compliance services provided. The fees paid to BOPM LP are calculated in accordance with the terms of the agreements. Included in direct commercial property expense during the three months ended March 31, 2015, are amounts paid to BOPM LP for property management services of $3.4 million (compared to $3.5 million during the same period in 2014). Included in investment properties during the three months ended March 31, 2015, are amounts paid to BOPM LP for leasing and construction services of $1.7 million (compared to $0.3 million during the same period in 2014). Included in general and administrative expenses during the three months ended March 31, 2015, are amounts paid to BOPM LP for asset management and administrative and regulatory compliance services of $5.1 million (compared to $4.9 million during the same period in 2014).

Brookfield Canada Office Properties	37

Included in rental revenues during the three months ended March 31, 2015, are amounts received from Brookfield Asset Management Inc., the ultimate parent of BPO, and its affiliates of $2.1 million (compared to $1.7 million during the same period in 2014). Included in commercial developments during the three months ended March 31, 2015, are amounts paid to a subsidiary of Brookfield Asset Management Inc. of $33.9 million (compared to $28.3 million during the same period in 2014) pursuant to a contract to construct Bay Adelaide East.

Condensed Consolidated Interim Balance Sheet

(Unaudited)
(Millions) (CDN$)	Note	Mar 31, 2015	Dec 31, 2014
Assets
Non-current assets
Investment properties
Commercial properties	4	$5,164.6	$5,131.7
Commercial developments	4	748.1	670.7
		5,912.7	5,802.4
Current assets
Tenant and other receivables	5	29.4	34.3
Other assets	6	9.3	8.9
Cash and cash equivalents	7	34.7	58.9
		73.4	102.1
Assets held for sale	8	—	38.9
Total assets		$5,986.1	$5,943.4

Liabilities
Non-current liabilities
Investment property and corporate debt	9	$2,382.4	$2,368.4
Current liabilities
Investment property and corporate debt	9	280.3	281.3
Accounts payable and other liabilities	10	196.9	196.9
		477.2	478.2
Liabilities associated with assets held for sale	8	—	0.5
Total liabilities		2,859.6	2,847.1

Equity	12
Unitholders’ equity		865.4	856.7
Non-controlling interest		2,261.1	2,239.6
Total equity		3,126.5	3,096.3
Total liabilities and equity		$5,986.1	$5,943.4

See accompanying notes to the condensed consolidated interim financial statements.

38	Q1/2015 Interim Report

Condensed Consolidated Interim Statement of Income and Comprehensive Income

(Unaudited)		Three months ended Mar. 31
(Millions, except per unit amounts) (CDN$)	Note	2015	2014
Commercial property revenue	13 (a)	$127.6	$125.6
Direct commercial property expense	13 (b)	63.8	57.0
Investment and other income	13 (c)	—	0.8
Interest expense	13 (b)	21.1	23.1
General and administrative expense	13 (b), 16	6.1	7.1
Income before fair value gains		36.6	39.2
Fair value gains	4, 8	22.1	2.9
Net income and comprehensive income		$58.7	$42.1

Net income and comprehensive income attributable to:
Unitholders		$16.4	$11.8
Non-controlling interest		42.3	30.3
		$58.7	$42.1
Net income per Trust unit – basic and diluted		$0.63	$0.45

See accompanying notes to the condensed consolidated interim financial statements.

Brookfield Canada Office Properties	39

Condensed Consolidated Interim Statement of Changes in Equity

(Unaudited)		Three months ended Mar. 31
(Millions) (CDN$)	Note	2015	2014
Trust Units
Balance at beginning of period		$553.4	$552.1
Issuance of Trust Units under Distribution Reinvestment Plan (“DRIP”)	11	0.4	0.3
Balance at end of period		553.8	552.4
Contributed surplus
Balance at beginning and end of period		3.1	3.1
Retained earnings
Balance at beginning of period		300.2	299.5
Net income		16.4	11.8
Distributions	11	(8.1)	(7.7)
Balance at end of period		308.5	303.6
Total unitholders’ equity		$865.4	$859.1

Non-controlling interest
Balance at beginning of period		$2,239.6	$2,237.6
Net income		42.3	30.3
Distributions	11	(20.8)	(19.6)
Balance at end of period		2,261.1	2,248.3
Total equity		$3,126.5	$3,107.4

See accompanying notes to the condensed consolidated interim financial statements.

40	Q1/2015 Interim Report

Condensed Consolidated Interim Statement of Cash Flows

(Unaudited)		Three months ended Mar. 31
(Millions) (CDN$)	Note	2015	2014
Operating activities
Net income		$58.7	$42.1
Add (deduct):
Non-cash rental (revenue) expense	13	(0.5)	3.0
Amortization of deferred financing costs		0.8	0.8
Leasing commissions and tenant inducements		(2.4)	(0.8)
Fair value gains	4, 8	(22.1)	(2.9)
Interest expense		21.1	23.1
Interest paid		(33.1)	(31.8)
Other working capital		11.7	0.1
Cash flows provided by operating activities		34.2	33.6

Investing activities
Disposition of commercial property	8	38.4	—
Capital expenditures – commercial properties		(12.2)	(7.0)
Capital expenditures – commercial developments		(68.3)	(33.0)
Cash flows used in investing activities		(42.1)	(40.0)

Financing activities
Investment property debt arranged		34.1	—
Investment property debt amortization		(16.9)	(16.4)
Corporate debt arranged		10.0	—
Corporate debt repayments		(15.0)	—
Trust unit distributions paid	17	(7.7)	(7.4)
Class B LP unit distributions paid	17	(20.8)	(19.6)
Cash flows used in financing activities		(16.3)	(43.4)
Decrease in cash and cash equivalents		(24.2)	(49.8)
Cash and cash equivalents, beginning of period		58.9	194.8
Cash and cash equivalents, end of period		$34.7	$145.0

See accompanying notes to the condensed consolidated interim financial statements.

Brookfield Canada Office Properties	41

Notes to the Condensed Consolidated Interim Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE TRUST

Brookfield Canada Office Properties (the “Trust” or “BOX”) is an unincorporated, closed-end real estate investment trust (“REIT”) established under and governed by the laws of the Province of Ontario, Canada and created pursuant to a declaration of trust dated March 19, 2010 and amended and restated February 24, 2012. Although it is intended that BOX qualifies as a “mutual fund trust” pursuant to the Income Tax Act (Canada), BOX is not a mutual fund under applicable securities laws.

The Trust is a subsidiary of Brookfield Office Properties Inc. (“BPO”), which owns an aggregate equity interest in the Trust of 62.0% as of March 31, 2015 consisting of 86.3% of the issued and outstanding Class B limited partnership units (“Class B LP Units”) of Brookfield Office Properties Canada LP (“BOPC LP”), a subsidiary of BOX that owns direct interests in the Trust’s investment properties. In addition, BPO’s parent company, Brookfield Property Partners LP (“BPY”), directly owns an aggregate equity interest in the Trust of 21.2% consisting of 40.3% of the issued and outstanding units of BOX (“Trust Units”) and 13.7% of the Class B LP Units. BOX primarily invests in and operates commercial office properties in Toronto, Ottawa, Calgary, and Vancouver. The registered and operating office of the Trust is Brookfield Place Toronto, 181 Bay Street, Suite 330, Toronto, Ontario, M5J 2T3.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

The financial statements have been prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2014. The financial statements have been presented in Canadian dollars rounded to the nearest million unless otherwise indicated. These interim financial statements should be read in conjunction with the Trust’s consolidated financial statements for the year ended December 31, 2014.

(b)	Estimates

The preparation of the financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Trust’s accounting policies. The critical accounting estimates and judgments have been set out in Note 2 to the Trust’s consolidated financial statements for the year ended December 31, 2014.

NOTE 3: FUTURE ACCOUNTING POLICY CHANGES

(a)	Financial Instruments

On July 25, 2014, the IASB issued its final version of IFRS 9, “Financial Instruments”. IFRS 9, as amended, introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held. This single, principle-based approach replaces existing rule-based requirements that are generally considered to be overly complex and difficult to apply. The new model results in a single impairment model being applied to all financial instruments, thereby removing a source of complexity associated with previous accounting requirements. It also introduces a new, expected-loss impairment model that will require more timely recognition of expected credit losses.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and should be applied retrospectively. The Trust is currently evaluating the impact to the condensed consolidated interim financial statements.

(b)	Joint Arrangements

In May 2014, the IASB issued Amendments to IFRS 11, “Joint Arrangements: Accounting for Acquisitions of Interests in Joint Operations”.  The objective of the amendments is to add new guidance to IFRS 11 on accounting for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business, as defined in IFRS 3, “Business Combinations”.  Acquirers of such interests are to apply the relevant principles on business combination accounting in IFRS 3 and other standards, as well as disclosing the relevant information specified in these standards for business combinations. This amendment to IFRS 11 is effective for annual periods beginning on or after January 1, 2016 and should be applied prospectively. The Trust is currently evaluating the impact to the condensed consolidated interim financial statements.

42	Q1/2015 Interim Report

(c)	Revenue from Contracts with Customers

In May 2014, the IASB issued its new revenue standard, IFRS 15, “Revenue from Contracts with Customers”. IFRS 15 specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. IFRS 15 supersedes IAS 18, “Revenue Recognition”, IAS 11, “Construction Contracts” and a number of revenue-related interpretations. Application of the standard applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 is effective for annual periods on or after January 1, 2017 and should be applied retrospectively. The Trust is currently evaluating the impact to the condensed consolidated interim financial statements.

NOTE 4: INVESTMENT PROPERTIES

	Three months ended		Year ended
	March 31, 2015		December 31, 2014
(Millions)	Commercial properties	Commercial developments	Commercial properties	Commercial developments
Balance at beginning of period	$5,131.7	$670.7	$5,158.2	$232.0
Additions:
Acquisition	—	—	—	245.5
Capital expenditures and tenant improvements	8.1	77.2	45.4	193.0
Leasing commissions	1.7	0.2	6.2	0.2
Tenant inducements	0.1	—	0.9	—
Reclassification of assets held for sale	—	—	(38.8)	—
Fair value gains (losses)	22.5	—	(38.8)	—
Other changes	0.5	—	(1.4)	—
Balance at end of period	$5,164.6	$748.1	$5,131.7	$670.7

During the third quarter of 2013 and the fourth quarter of 2014, the Trust acquired Bay Adelaide East and Brookfield Place Calgary East, respectively, from its parent company, BPO, for an aggregate total investment of $601.9 million and $966.3 million, respectively. The buildings were purchased on an “as-if-completed-and-stabilized basis,” and as such, BPO retains the development obligations including construction, lease-up and financing. As part of the acquisitions, the Trust formed an independent committee and engaged third-party advisors to evaluate the fairness of the transactions. The assets, liabilities and earnings from Bay Adelaide East and Brookfield Place Calgary East have been included in the condensed consolidated interim financial statements commencing from July 11, 2013, and October 14, 2014, respectively.

The following table summarizes the details of the transaction:

(Millions)	Bay Adelaide East	Brookfield Place Calgary East
Initial acquisition price	$169.9	$245.5
Up-front equity commitment	26.0	81.8
First mortgage construction loan	350.0	575.0
Final payment due to BPO on stabilization(1)	56.0	64.0
Aggregate total investment	$601.9	$966.3

(1) Subject to achieving stabilized net operating income and targeted permanent financing, which is expected to occur in 2017 for Bay Adelaide East and 2018 for Brookfield Place Calgary East.

As part of the Brookfield Place Calgary East acquisition, the title to Brookfield Place Calgary West ("BPCW") was also transferred to the Trust because the development site is currently under one legal title. However, the agreements provide that all economic benefits and obligations of BPCW remain with BPO. BPO has also agreed to indemnify the Trust for all current liabilities, future costs and obligations in respect of BPCW. As part of the transaction, the Trust entered into a separate agreement to sell BPCW back to BPO upon the City of Calgary approving the severance of the east and west parcels, which is anticipated to occur in the second quarter of 2015. Accordingly, the Trust has not reflected the value of the BPCW site and related debt of the same amount in the financial statements.

The Trust determined the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows with respect to such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a weighted-average term of 11 years, including a terminal value based on the application of a capitalization rate to estimated year 12 cash flows. Commercial developments under active development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. In accordance with its policy, the Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external valuation professionals.

Brookfield Canada Office Properties	43

The key valuation metrics for the Trust’s investment properties are set out in the following tables:

	March 31, 2015			December 31, 2014
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
Eastern region
Discount rate	7.00%	6.00%	6.34%	7.00%	6.00%	6.34%
Terminal cap rate	6.50%	5.25%	5.63%	6.50%	5.25%	5.63%
Hold period (yrs)	15	10	11	15	10	11

Western region
Discount rate	6.75%	6.00%	6.32%	6.75%	6.00%	6.32%
Terminal cap rate	6.00%	5.50%	5.63%	6.00%	5.50%	5.63%
Hold period (yrs)	11	10	10	11	10	10

A 25 basis-point decrease in the discount and terminal capitalization rates will impact the fair value of commercial properties by $108.1 million and $146.9 million or 2.1% and 2.8%, respectively at March 31, 2015.

During the three months ended March 31, 2015, the Trust capitalized a total of $77.4 million (compared to $33.0 million during the same period in 2014) of costs related to commercial developments. Included in this amount during the three months ended March 31, 2015, is $3.3 million (compared to $1.5 million during the same period in 2014) of property taxes and other related costs and $6.3 million (compared to $2.7 million during the same period in 2014) of capitalized borrowing costs. The weighted average capitalization rate used for capitalization of borrowing costs on commercial developments was 4.0%. Included in construction and related costs for the three months ended March 31, 2015, are amounts paid to a subsidiary of Brookfield Asset Management Inc. (“BAM”), the ultimate parent of BPO, of $33.9 million (compared to $28.3 million during the same period in 2014) pursuant to a contract to construct Bay Adelaide East.

NOTE 5: TENANT AND OTHER RECEIVABLES

As of March 31, 2015, $0.1 million of the Trust’s balance of accounts receivables is over 90 days past due (compared to $0.7 million at December 31, 2014).

The Trust’s maximum exposure to credit risk associated with tenant and other receivables is equivalent to its carrying value. Credit risk related to tenant receivables arises from the possibility that tenants may be unable to fulfill their lease commitments. The Trust manages this risk by attempting to ensure that its tenant mix is diversified and by limiting its exposure to any one tenant. The Trust maintains a portfolio that is diversified by industry type so that exposure to a particular sector is lessened. Currently no one tenant represents more than 7.4% of commercial property revenue. This risk is further managed by attempting to sign long-term leases with tenants who have investment grade credit ratings.

NOTE 6: OTHER ASSETS

At March 31, 2015, the Trust’s balance of other assets is comprised of prepaid expenses and other assets of $9.3 million (compared to $8.9 million at December 31, 2014).

NOTE 7: CASH AND CASH EQUIVALENTS

At March 31, 2015, the Trust had $nil of cash placed in term deposits, which is consistent with the amount at December 31, 2014. For the three months ended March 31, 2015, interest income of $nil was recorded on cash and cash equivalents (compared to $0.8 million during the same period in 2014).

NOTE 8: ASSETS AND ASSOCIATED LIABILITIES HELD FOR SALE

During the fourth quarter of 2014, the Trust reclassified its 25% interest in 151 Yonge St. in Toronto to assets held for sale upon entering into an agreement to sell the commercial property. On January 22, 2015, the Trust closed on the sale of the property generating net proceeds of $38.4 million at ownership and recognized a fair value loss of $0.4 million during the period.

44	Q1/2015 Interim Report

(Millions)	Mar. 31, 2015	Dec. 31, 2014
Assets
Commercial property	$—	$38.8
Tenant and other receivables	—	0.1
Assets held for sale	$—	$38.9
Liabilities
Accounts payable and other liabilities	$—	$0.5
Liabilities associated with assets held for sale	$—	$0.5

NOTE 9: INVESTMENT PROPERTY AND CORPORATE DEBT

	Mar. 31, 2015		Dec. 31, 2014
	Weighted		Weighted
(Millions)	Average Rate	Debt Balance	Average Rate	Debt Balance
Investment property debt – fixed rate	4.17%	$2,287.4	4.17%	$2,303.7
Investment property and corporate debt – floating rate	2.68%	375.3	2.93%	346.0
Total investment property and corporate debt	3.96%	$2,662.7	4.01%	$2,649.7

Current		$280.3		$281.3
Non-current		2,382.4		2,368.4
Total debt		$2,662.7		$2,649.7

The Trust’s secured investment property and corporate debt is non-recourse to the Trust with the exception of $97.8 million at March 31, 2015 (compared to $98.5 million at December 31, 2014) which has limited recourse to the Trust’s parent, BPO, and guarantees as discussed in Note 14(c).

The fair value of investment property and corporate debt is determined by discounting contractual principal and interest payments at estimated current market interest rates for the instrument. Current market interest rates are determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risks. As of March 31, 2015, the fair value of investment property and corporate debt exceeds the principal loan value of these obligations by $170.9 million (compared to an excess of $114.3 million at December 31, 2014).

NOTE 10: ACCOUNTS PAYABLE AND OTHER LIABILITIES

The components of the Trust’s accounts payable and other liabilities are as follows:

(Millions)	Mar. 31, 2015	Dec. 31, 2014
Accounts payable and accrued liabilities	$183.6	$177.0
Accrued interest	13.3	19.9
Total	$196.9	$196.9

NOTE 11: DISTRIBUTIONS

The following tables present distributions declared for the three months ended March 31, 2015 and March 31, 2014:

	Three months ended Mar. 31, 2015
(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash or DRIP	$5.4	$13.9
Payable as of March 31, 2015	2.7	6.9
Total	$8.1	$20.8
Per unit	$0.31	$0.31

	Three months ended Mar. 31, 2014
(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash or DRIP	$5.1	$13.1
Payable as of March 31, 2014	2.6	6.5
Total	$7.7	$19.6
Per unit	$0.29	$0.29

The Trust has implemented a distribution reinvestment plan (“DRIP”), which allows certain Canadian resident unitholders to elect to have their distributions reinvested in additional Trust Units. No brokerage commissions or service charges are payable in connection with the purchase of Trust Units under the DRIP and the Trust will pay all administrative costs. The automatic reinvestment of distributions under the DRIP does not relieve holders of Trust Units of any income tax applicable to such distributions. For the three months ended March 31, 2015, $396,221 (dollars) or 13,824 Trust Units were issued through the DRIP, compared to $272,564 (dollars), or 10,382 Trust Units during the same period in 2014.

Brookfield Canada Office Properties	45

NOTE 12: EQUITY

The components of equity are as follows:

(Millions)	Mar. 31, 2015	Dec. 31, 2014
Trust Units	$553.8	$553.4
Contributed surplus	3.1	3.1
Retained earnings	308.5	300.2
Unitholders’ equity	865.4	856.7
Non-controlling interest	2,261.1	2,239.6
Total	$3,126.5	$3,096.3

Authorized Capital and Outstanding Securities

The Trust is authorized to issue an unlimited number of two classes of units: Trust Units and Special Voting Units. Special Voting Units are only issued in tandem with the issuance of Class B LP Units. As of March 31, 2015, the Trust had a total of 26,232,007 Trust Units outstanding and 67,088,022 Class B LP Units outstanding (and a corresponding number of Special Voting Units).

The following tables summarize the changes in the units outstanding during the three months ended March 31, 2015 and March 31, 2014:

	Three months ended Mar. 31, 2015
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of period	26,218,183	67,088,022
Units issued pursuant to DRIP	13,824	—
Total units outstanding at March 31, 2015	26,232,007	67,088,022

	Three months ended Mar. 31, 2014
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of period	26,167,835	67,088,022
Units issued pursuant to DRIP	10,382	—
Total units outstanding at March 31, 2014	26,178,217	67,088,022

For the three months ended March 31, 2015, the weighted average number of Trust Units outstanding was 26,225,180 (compared to 26,191,933 at December 31, 2014).

NOTE 13: REVENUE AND EXPENSES

(a)	Commercial property revenue

The components of revenue are as follows:

	Three months ended Mar. 31
(Millions)	2015	2014
Rental revenue	$126.7	$128.0
Non-cash rental revenue (expense)	0.5	(3.0)
Lease termination and other income	0.4	0.6
Commercial property revenue	$127.6	$125.6

The Trust generally leases investment properties under operating leases with lease terms between five and 10 years, with options to extend up to five additional years.

46	Q1/2015 Interim Report

(b)	Expenses

The following represents an analysis of the nature of the expense included in direct commercial property expense, interest expense, and general and administrative expense:

	Three months ended Mar. 31
(Millions)	2015	2014
Employee benefits	$4.9	$4.7
Interest expense	21.1	23.1
Property maintenance	29.7	29.3
Real estate taxes	27.2	21.6
Ground rents	2.3	1.7
Asset management fees and other	5.8	6.8
Total expenses	$91.0	$87.2

(c)	Investment and other income

Investment and other income was $nil for the three months ended March 31, 2015 (compared to $0.8 million during the same period in 2014). The prior year amounts primarily include interest earned on cash balances and cash settlements on legal matters.

NOTE 14: GUARANTEES, CONTINGENCIES, AND OTHER

(a) In the normal course of operations, the Trust and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, lease-up of development properties, sales of assets, and sales of services.

(b) As of March 31, 2015, the Trust had commitments totaling $337.7 million for Brookfield Place Calgary East costs to third parties and $84.8 million for Bay Adelaide East in Toronto for development costs, of which $77.3 million were with third parties.

(c) As of March 31, 2015, the Trust has guaranteed up to $280.0 million related to its revolving corporate credit facility, up to $75.0 million related to the construction loan on Bay Adelaide East and up to $80.0 million related to the construction loan on Brookfield Place Calgary East. As of March 31, 2015, the Trust has issued letters of credit of $0.5 million related to its revolving corporate credit facility.

(d) The Trust maintains insurance on its commercial properties in amounts and with deductibles that the Trust believes are in line with what owners of similar properties carry. The Trust maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). The Trust’s all risk policy limit is $1.5 billion per occurrence. The Trust’s earthquake limit is $500 million per occurrence and in the annual aggregate. This coverage is subject to a $100,000 (dollars) deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is $500 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 (dollars) for all losses arising from the same occurrence. Windstorm is included under the all risk coverage limit of $1.5 billion. With respect to its commercial properties, the Trust purchases an insurance policy that covers acts of terrorism for limits up to $1.45 billion.

NOTE 15: SEGMENTED INFORMATION

The Trust has only one business segment: the ownership and operation of investment properties in Canada.

NOTE 16: RELATED-PARTY TRANSACTIONS

In the normal course of operations, the Trust enters into various transactions on market terms with related parties that have been measured at exchange value and are recognized in the condensed consolidated interim financial statements.

The Trust has entered into two service-support agreements with Brookfield Office Properties Management LP (“BOPM LP”) (formerly Brookfield Properties Management Corporation prior to October 1, 2013), a subsidiary of BPO, for the provision of property management, leasing, construction, and asset management services. The purpose of the agreements is to provide the services of certain personnel and consultants as are necessary to help the Trust operate and manage its assets and tenant base; it also includes a cost-recovery for administrative and regulatory compliance services provided. The fees paid to BOPM LP are calculated in accordance with the terms of the agreements. Included in direct commercial property expense during the three months ended March 31, 2015, are amounts paid to BOPM LP for property management services of $3.4 million (compared to $3.5 million during the same period in 2014). Included in investment properties during the three months ended March 31, 2015, are amounts paid to BOPM LP for leasing and construction services of $1.7 million (compared to $0.3 million during the same period in 2014). Included in general and administrative expenses during the three months ended March 31, 2015, are amounts paid to BOPM LP for asset management and administrative and regulatory compliance services of $5.1 million (compared to $4.9 million during the same period in 2014).

Brookfield Canada Office Properties	47

Included in rental revenues during the three months ended March 31, 2015, are amounts received from BAM and its affiliates of $2.1 million (compared to $1.7 million during the same period in 2014).

Refer to Note 4, Investment Properties, for information on the acquisition of the Bay Adelaide East and Brookfield Place Calgary East developments from BPO as well as details of construction and related costs paid to a subsidiary of BAM pursuant to a contract to construct Bay Adelaide East.

NOTE 17: OTHER INFORMATION

Supplemental cash flow information:

	Three months ended Mar. 31, 2015		Three months ended Mar. 31, 2014
(Millions)	Trust Units	Class B LP Units	Trust Units	Class B LP Units
Distributions declared to unitholders	$8.1	$20.8	$7.7	$19.6
Add: Distributions payable at the beginning of the period	2.7	6.9	2.6	6.5
Less: Distributions payable at the end of the period	(2.7)	(6.9)	(2.6)	(6.5)
Less: Distributions to participants in DRIP	(0.4)	—	(0.3)	—
Cash distributions paid	$7.7	$20.8	$7.4	$19.6

NOTE 18: APPROVAL OF INTERIM FINANCIAL STATEMENTS

The interim financial statements were approved by the Trust’s Board of Trustees and authorized for issue on April 20, 2015.

48	Q1/2015 Interim Report

Unitholder Information

DISTRIBUTION PAYMENT DATES

	2015		2014		2013
(Dollars)	Trust Units	Class B LP Units	Trust Units	Class B LP Units	Trust Units	Class B LP Units
January 15	$0.1033	$0.1033	$0.0975	$0.0975	$0.0975	$0.0975
February 15	0.1033	0.1033	0.0975	0.0975	0.0975	0.0975
March 15	0.1033	0.1033	0.0975	0.0975	0.0975	0.0975
April 15	0.1033	0.1033	0.0975	0.0975	0.0975	0.0975
May 15	0.1033	0.1033	0.0975	0.0975	0.0975	0.0975
June 15			0.1033	0.1033	0.0975	0.0975
July 15			0.1033	0.1033	0.0975	0.0975
August 15			0.1033	0.1033	0.0975	0.0975
September 15			0.1033	0.1033	0.0975	0.0975
October 15			0.1033	0.1033	0.0975	0.0975
November 15			0.1033	0.1033	0.0975	0.0975
December 15			0.1033	0.1033	0.0975	0.0975

Brookfield Canada Office Properties	49

Information

PROFILE

Brookfield Canada Office Properties is a Canadian real estate investment trust, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of interests in 27 premier office properties totaling 20.4 million square feet and two development properties totaling 2.4 million square feet. Landmark properties include Brookfield Place Toronto and First Canadian Place in Toronto and Bankers Hall in Calgary.

BROOKFIELD CANADA OFFICE PROPERTIES

Brookfield Place, Bay Wellington Tower

181 Bay Street, Suite 330

Toronto, Ontario M5J 2T3

Tel: 416.359.8555

Fax: 416.359.8596

www.brookfieldcanadareit.com

UNITHOLDER INQUIRIES

Brookfield Canada Office Properties welcomes inquiries from unitholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Matthew Cherry, Vice President, Investor Relations and Communications at 416.359.8593 or via e-mail at matthew.cherry@brookfield.com. Inquiries regarding financial results should be directed to Bryan Davis, Chief Financial Officer at 416.359.8612 or via e-mail at bryan.davis@brookfield.com.

Unitholder questions relating to distributions, address changes and unit certificates should be directed to the Trust’s Transfer Agent:

CST TRUST COMPANY

P.O. Box 700

Station B

Montreal, Quebec H3B 3K3

Tel:	416.682.3860 / 800.387.0825
Fax:	888.249.6189

Website: www.canstockta.com

E-mail: inquiries@canstockta.com

COMMUNICATIONS

We strive to keep our unitholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield Canada Office Properties maintains a Web site, www.brookfieldcanadareit.com, which provides access to our published reports, press releases, statutory filings, supplementary information and trust and distribution information as well as summary information on the Trust.

50	Q1/2015 Interim Report

www.brookfieldcanadareit.com